SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

HIGHWAY HOLDINGS LIMITED

(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K is the press release issued by the registrant on November 10, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: November 30, 2009	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS REPORTS FISCAL 2010 SECOND QUARTER RESULTS

--Net profit increases; Sees Signs of Recovery from Worldwide Economic Downturn--

HONG KONG — November 10, 2009 — Highway Holdings Limited (Nasdaq: ) today reported results for its second fiscal quarter ended September 30, 2009, reflecting a modest gain in net income and gross margin improvement despite the impact of global economic conditions on net sales.

Net income for the 2010 fiscal second quarter increased to $139,000, or $0.04 per diluted share, from $100,000, or $0.03 per diluted share, a year earlier. Net sales for same period were $5.2 million compared with $9.5 million a year earlier.

Net income for the first half of fiscal 2010 was $3,000, compared with a net income of $387,000, a year earlier. Net sales for the six-month period were $9.8 million compared with $18.9 million a year ago --reflecting the full impact of global economic conditions on the company’s major customers during the first two quarters of the new fiscal year.

“As expected, net sales were substantially lower during the first six months of this fiscal year than last year as a result of fewer orders received and a change in pricing policy that reduces our sales price when material costs decrease.  The decrease in orders was due to the effects of the worldwide recession on our clients.  Orders, however, started to improve beginning in August,” said Roland Kohl, president and chief executive officer.

 Kohl further noted that despite reduced sales levels, the company was able to post a profit for both the second fiscal quarter and the six-month period– a result of management’s precautionary measures that were implemented at the beginning of the current recession, including a 50 percent reduction in the workforce; successful new pricing policies with customers to address raw material cost price fluctuations; greater utilization of automation, and improved overall efficiency.  “As a result of these measures and several other initiatives, I believe that we are well positioned to realize significant improvement in our operating results as economic conditions improve and net sales increase,” Kohl said

(more)

Highway Holdings Ltd.
2-2-2

Gross profit as a percentage of sales for the quarter increased to 25.2 percent from 19.1 percent in the same period a year ago as a result of the company’s new pricing policies and the increase in automation.

Selling, general and administrative expenses decreased to $1.22 million during the second quarter of the current fiscal year from $1.45 million in same quarter a year ago. The decrease in selling, general and administrative expenses was the result of ongoing streamlining of its administrative operations and the decrease in sales. The company is in the process of consolidating three of its manufacturing operations into one.  Kohl noted that the company’s factory located in He Yuan has already been relocated to the company’s facilities in Long Hua, and that its Golden Bright facility in Ping Hsu is in the process of also being integrated into the main operation in Long Hua.  Once completed, the consolidation of these three facilities is expected to contribute major further cost reductions.

The company realized a $67,000 currency exchange gain during the fiscal 2010 second quarter compared with a $197,000 currency exchange loss during the same period last year, due to the strong value of the Euro compared with the U.S. dollar.  For the six-months, the company realized a currency exchange gain of $348,000 compared with a currency exchange loss of $205,000 a year earlier. Since the company does not engage in currency exchange rate hedging, the company will in the future continue to realize currency exchange gains and losses as a result of the fluctuation of currency exchange rates.

Kohl highlighted the company’s strong balance sheet, with cash and cash equivalents and restricted cash increasing by $68,000 to $6.9 million, or $1.8 cash per share, from March 31, 2009 to September 30, 2009. He also noted that inventory, accounts receivable and other current assets at September 30, 2009 were reduced by $1.03 million from levels at March 31, 2009 – representing cash, cash equivalents and restricted cash being approximately half of current assets.  Current liabilities at September 30, 2009 totaled $4.86 million and current assets were 13.9 million.  Total shareholders’ equity at September 30, 2009 was $ 11.2 million, or $2.96 per diluted share, compared with $11.4 million, or $3.07 per diluted share, at March 31, 2009.

Highway Holdings Ltd.
3-3-3

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as LED lights, radio chimes and other electronic products.  Highway Holdings is headquartered in Hong Kong and operates three manufacturing facilities in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Statement of Income
(Dollars in thousands, except per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	September 30,		September 30,

	2009	2008	2009	2008

Net sales	$5,219	$9,507	$9,834	$18,854
Cost of sales	3,904	7,690	7,776	15,092
Gross profit	1,315	1,817	2,058	3,762
Selling, general and administrative expenses	1,224	1,445	2,397	3,058
Operating income / (loss)	91	372	(339)	704

Non-operating items
Interest expenses	(12)	(48)	(30)	(88)
Exchange gain (loss), net	67	(197)	348	(205)
Interest income	19	9	23	20
Other income	2	4	12	19
Total non-operating income (expenses)	76	(232)	353	(254)

Net income before income tax and non-controlling interest	167	140	14	450
Income taxes	0	38	0	77
Net Income before non-controlling interests	167	102	14	373
Less: Net income attributable to non-controlling interest	(28)	(2)	(11)	14
Net Income attributable to Highway Holdings Limited	$139	$100	$3	$387

Net Income – basic and diluted
Net Income attributable to Highway Holdings Limited	$0.04	$0.03	$0.00	$0.10

Weighted average number of shares
Basic	3,758	3,734	3,758	3,734
Diluted	3,787	3,734	3,787	3,734

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES
Consolidated Balance Sheet
(In thousands, except per share data)

	Sep 30	March 31
	2009	2009
Current assets:
Cash and cash equivalents	$5,877	$5,809
Restricted cash	1,028	1,028
Accounts receivable, net of doubtful accounts	2,568	3,426
Inventories	3,824	4,010
Prepaid expenses and other current assets	617	672
Total current assets	13,914	14,945

Property, plant and equipment, (net)	2,464	2,840
Investment in affiliates	2	2
Intangible assets, (net)	16	24
Total assets	16,396	$17,811

Current liabilities:
Accounts payable	$2,362	$2,166
Short-term borrowing	553	1,850
Current portion of long-term debt	265	259
Accrual payroll and employee benefits	424	373
Other liabilities and accrued expenses	1,252	1,257
Total current liabilities	4,856	5,905
Long-term debt – net of current portion	161	294
Deferred income taxes	163	163
Total liabilities	5,180	6,362

Shareholders' equity:
Common shares, $0.01 par value	37	37
Additional paid-in capital	11,224	11,224
Retained earnings (Accumulated Deficit)	42	154
Accumulated other comprehensive loss	(14)	(6)
Treasury shares, at cost – 37,800 shares as of March 31, 2009; and September 30, 2009 respectively	(53)	(53)
Total Highway Holdings Limited shareholders' equity	11,236	11,356
Non-controlling interest	(20)	93
Total shareholders' equity	11,216	11,449
Total liabilities and shareholders' equity	16,396	$17,811